Exhibit 99.7

i-80 Gold Intersects High-Grade Gold in Initial Drilling of the Ogee Zone at Granite Creek

Including 27.7 g/t Au over 12.6 m, 54.7 g/t Au over 5.9 m, 22.9 g/t over 6.4m & 11.2 g/t over 11.1 m

Reno, Nevada, May 5, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce results from the final four holes completed in the 2021 underground drill program at the Company’s Granite Creek Property including positive results from initial drilling to test the down-dip potential of the Ogee Zone, the primary target for near-term development at Granite Creek. The ongoing surface and underground drill program at the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada is focused on defining mineralization for mining and to complete a revised resource estimate at the end of the ~30,000 metre drill program.

Towards the end of 2021, underground drilling platforms were completed so that drilling could commence to test the expansion opportunity of the Ogee Zone that is expected to provide the bulk of mineralization to be mined in the next twelve months. Initial drilling is primarily focused on defining mineralization immediately below existing mine workings (see Figure 1 and Table 1). Drilling in 2022 is continuing to focus on further expansion in the area between the bottom level of the mine workings and the deepest hole drilled by i-80 so far to test the Ogee Zone depth extension (from surface), iGS21-15, that intersected multiple high-grade mineralized horizons including 13.3 g/t Au over 13.1 m, 20.3 g/t Au over 7.5 m and 10.1 g/t Au over 17.5 m.

Highlight results from 2021 underground drilling at Granite Creek:

•	iGU21-35: 19.3 g/t Au over 5.1 m (0.56 opt - 16.7 ft) & 14.4 g/t Au over 3.7 m (0.42 opt - 12.1 ft)
•	iGU21-37: 27.7 g/t Au over 12.6 m (0.81 opt - 41.3 ft) & 54.7 g/t Au over 5.9 m (1.59 opt - 19.4 ft)
•	iGU21-38: 14.8 g/t Au over 3.8 m (0.43 opt - 12.5 ft)
•	iGU21-39: 22.9 g/t Au over 6.4 m (0.67 opt - 21.0 ft) & 11.2 g/t Au over 11.1 m (0.33 opt - 36.4 ft)

The Company is in the process of expanding the underground workings such that multiple headings are available for mining. The decline is being driven to depth and initial work is being performed to assess to potential to access the new South Pacific Zone located immediately below and to the north of the mine workings. It is expected that first mineralization from the underground operation will be trucked to Twin Creeks for processing in mid-2022, pursuant to the agreement with Nevada Gold Mines, until such time that the Company’s Lone Tree facility is operational.

“We are just in the initial phase of developing the Ogee Zone for mining and these results confirm the high-grade nature of one of our primary underground targets at Granite Creek”, stated Tyler Hill, Senior Geologist of i-80. “Our previously released surface drill hole, iGU21-15, intersected multiple high-grade zones within a broader intercept of 7.4 g/t Au across 73.2 metres at depth, demonstrating the substantial upside opportunity of multiple structures at depth that will complement the new South Pacific Zone.”

The Granite Creek Property is strategically located proximal to Nevada Gold Mines’ Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (See Figure 2). High-grade mineralization occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings and step-out drilling aimed at expanding resources is currently underway.

Table 1 - Summary Assay Results from Ogee Zone Underground Drilling

New 2021 Drill Results from Granite Creek -Estimated true widths 70-90%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGU21-35	Otto	Core	28.7	32.3	3.7	14.4
And	Range Front	Core	86.3	87.9	1.7	12.6
And	Range Front	Core	90.6	95.7	5.1	19.3
iGU21-36	No significant intercepts - hole lost at 20.0 m
iGU21-37	N/A	Core	30.2	42.8	12.6	27.7
And	Ogee	Core	202.1	208.0	5.9	54.7
iGU21-38	Ogee	Core	149.0	152.8	3.8	14.8
iGU21-39	Ogee	Core	145.5	151.9	6.4	22.9
And	Ogee	Core	157.8	168.9	11.1	11.2

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGU21-35	478103	4554243	1416	327	-1
	iGU21-36	478103	4554243	1416	322	-11
	iGU21-37	478106	4554237	1416	110	-53
	iGU21-38	478250	4554070	1453	338	-36
	iGU21-39	478250	4554070	1453	346	-35

Figure 1 - Cross Section View of the Ogee Zone

iGU21-35
14.4 g/t Au - 3.7 m
Otto - Adams Peak
& Range Front Zones
iGU21-37
27.7 g/t Au - 12.6 m
iGU21-39
22.9 g/t Au - 6.4 m
11.2 g/t Au - 11.1 m
iGU21-38
14.8 g/t Au - 3.8 m
Ogee Zone
iGU21-37
54.7 g/t Au - 5.9 m
Range Front Fault
iGS21-15*
13.3 g/t Au - 13.1 m
20.2 g/t Au - 7.5 m
10.1 g/t Au - 17.5m
HPC-162*
10.0 g/t Au - 17.1 m
APRF-221*
10.9 g/t Au - 16.8 m
OPEN
>10.0 g/t Au
5.0 - 10.0 g/t Au
50 m
200 m wide section
Looking northeast (070°)
* denotes historic or previously released assay

Figure 2 - Property Location Map

Investor Day Webcast & Conference Call

The Company will host an Investor Day presentation in person at the Toronto Board of Trade on May 10, 2022, commencing at 4:30 pm EDT, providing the opportunity for shareholders, analysts, and investors to learn more about the Company’s growth plans and ask questions of i-80 Gold’s executive team. A live conference call and webcast will also be available to those that are unable to attend in person. Details of the conference call and webcast can be found below.

Conference Call

North American Toll-free: 1-888-204-4368

Confirmation #: 3896886

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until May 17, 2022.

North American Toll-free Replay: 1-888-203-1112

Replay Code: #3896886

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through ALS are run through standard prep methods and analyzed using Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES) for ALS. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. Historic holes were assayed by various accredited laboratories. Refer to the November 9th, 2021 Granite Creek Mine Project Preliminary Economic Assessment NI 43-101 Technical Report for information on historic assays. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP, Business & Corporate Development

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, commencement of trading of i-80 Gold on the Toronto Stock Exchange and completion of the acquisition of the Getchell Project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.